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ning.zhang@morganlewis.com

January 18, 2022

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intchains Group Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit herewith a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (the “Offering”) in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission (i) its audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in two-year period ended December 31, 2020 and (ii) its interim condensed consolidated financial statements as of September 30, 2021 and September 30, 2020 and for the nine months ended September 30, 2021 and 2020, which have not been audited or reviewed by our independent registered accounting firm in accordance with PCAOB AS 4105. The Company’s most recent audited financial statements are more than 12 months old but less than 15 months old. Compliance with the 12-month audit requirement is not required in the Company’s home jurisdiction, the Cayman Islands, and it would also cause undue hardship for the Company to audit the nine-month interim financial statements. The Company intends to include audited financial statements as of December 31, 2021 and for the year ended December 31, 2021 prior to the first public filing of the registration statement on Form F-1.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning ZHANG Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited
Chaowei Yan, Chief Financial Officer, Intchains Group Limited
Mr. Howard Leung, Mazars USA LLP
Mr. Lawrence Venick, Loeb & Loeb LLP
Ms. Louise L. Liu, Morgan, Lewis & Bockius

Morgan, Lewis & Bockius